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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

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                            For the Month of May 2003

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                         (Commission File. No 0-20390).

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                            ID BIOMEDICAL CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)

              1510 - 800 West Pender Street, Vancouver, BC V6C 2V6
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              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                      Form 20-F           40-F   X
                                -----          -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      Yes:                No:   X
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ID Biomedical Corporation

                                    By: /s/ Anthony Holler
                                    ------------------------------------------
                                    Anthony F. Holler, Chief Executive Officer

Date: May 6, 2003
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                          MATERIAL CHANGE REPORT UNDER

             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SIMILAR PROVISIONS OF OTHER APPLICABLE LEGISLATION

ITEM 1. REPORTING ISSUER

        STATE THE FULL NAME AND ADDRESS OF THE PRINCIPAL OFFICE IN CANADA OF THE REPORTING ISSUER

        ID Biomedical Corporation (the "Company")
        1510 - 800 West Pender
        Vancouver, BC
        V6C 2V6

        Telephone: (604) 431-9314
        Fax:       (604) 431-9378

ITEM 2. DATE OF MATERIAL CHANGE

        May 6, 2003.

ITEM 3. PRESS RELEASE

        STATE THE DATE AND PLACE OF ISSUANCE OF THE PRESS RELEASE ISSUED PURSUANT TO SECTION 85(1) OF THE ACT

        A press release was issued by the Company on May 6, 2003 at Vancouver, British Columbia.

ITEM 4. SUMMARY OF MATERIAL CHANGE

        PROVIDE A BRIEF BUT ACCURATE SUMMARY OF THE NATURE AND SUBSTANCE OF THE MATERIAL CHANGE

        ID Biomedical announced that preliminary results from the first cohort of its Phase II Clinical Trial of the StreptAvax vaccine indicated that the immunogenicity of the vaccine were significant and were similar to Phase I results in both magnitude and breadth.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

        Data from the first cohort of ID Biomedical's Phase II Clinical Trial of its StreptAvax vaccine showed the subunit vaccine generated antibody responses that were significant and were similar to the Phase I results in both magnitude and breadth. The median rate of seropositivity after immunization was 25 of the 26 M serotypes contained in the vaccine. The data was presented on May 6, 2003 by Dr. Peter Vink, ID Biomedical's


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        Associate Director of Clinical Research, at the Sixth Annual Conference
        on Vaccine Research in Arlington, Virginia.

        The current Phase II study is evaluating the safety and immunogenicity of StreptAvax(TM) in an expanded number of adults. The trial is randomized, blinded, and comparator-controlled, using a licensed hepatitis A vaccine. The current clinical trial is providing data on the performance of StreptAvax(TM) given on a schedule identical to that used for the hepatitis A vaccine which will be used as a comparator in future pediatric studies.

        Dr. Vink will present data which demonstrates that sera taken from subjects vaccinated with StreptAvax(TM) show the capacity to support statistically-significant increases in the killing, by human white blood cells, of group A streptococci belonging to all 26 bacterial serotypes included in the vaccine. These results are important because such killing is believed, since the pioneering work of Dr. Rebecca Lancefield, to be a marker for protection against future group A streptococcal disease.

        Dr. Louis Fries, ID Biomedical's Vice President of Clinical Research, also noted that StreptAvax yielded equal or greater killing activity against all 26 targeted serotypes when compared to the bactericidal activity generated by an M protein-based group A streptococcal vaccine (against only one serotype) tested in the 1970's. That single serotype vaccine was found to protect humans against challenge with live group A streptococci.

ITEM 6. RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES ACT

        IF THE REPORT IS BEING FILED ON A CONFIDENTIAL BASIS IN RELIANCE ON
        SECTION 85(2) OF THE ACT, STATE THE REASONS FOR SUCH RELIANCE

        This report is NOT being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

        There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. SENIOR OFFICERS

        For further information please contact:

        Name:      Todd R. Patrick
        Title:     President/Chief Operating Officer
        Telephone: (425) 482-2601

ITEM 9. STATEMENT OF SENIOR OFFICER

        The foregoing accurately discloses the material changes referred to herein.

        DATED at Vancouver, British Columbia, this 8th day of May, 2003.

                                                     /s/ Deborah Bowers
                                                     -------------------
                                                     Deborah Bowers,
                                                     Corporate Secretary


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